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D&K Healthcare Resources, Inc.
8000 Maryland Avenue, Suite 920
St. Louis, Missouri   63105

August 9, 2000

RE:   Form 10-K Report for the year ended June 30, 2000

Dear Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from the registrant's independent accountants whenever there has been a change in accounting principle or practice.

During fiscal 2000, the Company changed from the last-in, first-out (LIFO) method of accounting for inventories to the first-in, first-out (FIFO) method. According to the management of the Company, the FIFO method is more reflective of certain changes to how its business is currently managed and operated, and therefore, more fairly reflects the Company's results of operations and financial position.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,



/s/ Arthur Andersen LLP


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